Via Facsimile and U.S. Mail
Mail Stop 6010


August 29, 2005


Mr. Richard Bear
Principal Financial Officer
ID Biomedical Corporation
1630 Waterfront Center
200 Burrard Street
Vancouver, British Columbia
Canada, V6C 3L6


Re:	ID Biomedical Corporation
	Form 40-F for Fiscal Year Ended December 31, 2004
	Filed April 1, 2005
	File No.  000-20390

Dear Mr. Bear:

      We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 40-F for the fiscal year ended December 31, 2004

Financial Statements

Note 14. Long-term Debt

(a) Funding Facility, page 109

1. We note that you record some of the advances from Shire as revenue. It appears that these payments will be repayable in the future. Refer also to the "Shire LLC Credit Facility" in Exhibit 1 on page 44 and address the following comments in disclosure-type format:

a. Please tell us how you determined that a portion of the credit facility should be accounted for as debt and a portion as revenue. Provide us more information regarding the nature of each type of advance.
b. For U.S. GAAP and Canadian GAAP purposes, please tell us why you believe recording any of the advance as revenue is appropriate.
In
your analysis, please cite the specific U.S. GAAP accounting literature that supports your policy.
c. Tell us the basis for using the percentage of completion method for revenue recognition. Under U.S. GAAP, recognizing the revenue under the percentage of completion method is not appropriate because it assumes you are using an input measure, whereas it appears you should be using an output measure.
d. Tell us what the minimum annual repayments are and explain to us why you do not believe the repayments would preclude you from recognizing revenue. Refer to SFAS 68.
e. It does not appear that the minimum annual repayments are included in the contractual obligation table. Please clarify for us whether these payments meet the criteria as a purchase obligation per the Instructions to the Form 40-F. If they are not included, tell us your basis for a) excluding them from the table and b) not providing disclosure to the table informing investors that it excludes these types of payments and the reasons therefore. Please refer to Financial Reporting Release 72, section IV.
f. Please tell us what you mean when you state that $70 million of the $100 funding commitment from Shire was written off under generally accepted accounting principles because repayment was uncertain. Tell us how this was accounted for in the financial statements and why you believe your accounting treatment is appropriate.
g. Clarify if there are any U.S./Canadian GAAP differences relating to the above issues.


*    *    *    *

      Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review.
Please file your letter on EDGAR under the form type label
CORRSEP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Dana Hartz, Staff Accountant, at (202) 551-
3648
or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Richard Bear
ID Biomedical Corporation
August 29, 2005
Page 3